FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

EUR 1,500,000,000 Floating Rate Notes due October 2023
ISIN Code: XS1681855539
(the "Notes")

Pursuant to Condition 6(c) of the terms and conditions of the Notes and paragraph 16 of the final terms dated 4 October 2017 relating to the Notes (the "Final Terms"), notice is hereby irrevocably given to the holders of the Notes (the "Noteholders") that on the Interest Payment Date (as defined in the Final Terms) falling in October 2022 (expected to be 5 October 2022) (the "Redemption Date") HSBC Holdings plc will exercise its option to redeem all of the outstanding Notes at EUR 1,000 per Calculation Amount (as defined in the Final Terms), together with accrued but unpaid interest from (and including) the Interest Payment Date falling in July 2022 to (but excluding) the Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on, or shortly after, 6 October 2022.

Investor enquiries to:
Greg Case                                            +44 (0) 20 7992 3825                investorrelations@hsbc.com

Media enquiries to:
Ankit Patel                                           +44 (0) 20 7991 9813                    ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 August 2022